Exhibit 99.136

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces Quarterly Results for the Three and Twelve Months Ended September 30, 2013

Toronto, Ontario – November 14, 2013

Energy Fuels Inc. (TSX : EFR) (OTCQX : EFRFD) (“Energy Fuels” or the “Company”) announced that today it is filing its financial results for the three and twelve months ended September 30, 2013. The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis, will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com. Unless noted otherwise, all dollar amounts are in US dollars.

As more fully described below, readers should be advised that the Company has changed its fiscal year end from September 30 to December 31. The Company also completed a consolidation of its common shares, effective November 5, 2013, on the basis of 50 pre-consolidation shares for each post-consolidation share. As of November 4, 2013, immediately prior to the 50-for-1 share consolidation, there were 981,110,441 common shares issued and outstanding (19,622,209 on a post-consolidation basis). All share amounts in this press release are shown on a pre-consolidation basis, followed by the post-consolidation amount in parenthesis. All per share amounts are shown on a post-consolidation basis.

Selected Summary Financial Information:

	As at September 30,	As at September 30,
$000's	2013	2012
Financial Position:
Working Capital	$32,496	$41,934
Property, plant and equipment	$104,549	$119,524
Total assets	$185,539	$223,844
Total long-term liabilities	$36,177	$37,921

	Three months ended	Twelve months ended
$000, except per share data	September 30, 2013	September 30, 2013
Results of Operations:
Total revenues	$24,504	$72,472
Net loss for the period	$(70,472)	$(83,950)
Basic & diluted net loss per share	$(4.30)	$(5.76)

	As at September 30,	As at September 30,
$000's	2013	2012
Financial Position:
Working Capital	$32,496	$41,934
Property, plant and equipment	$104,549	$119,524
Total assets	$185,539	$223,844
Total long-term liabilities	$36,177	$37,921

	Three months ended	Twelve months ended
$000, except per share data	September 30, 2013	September 30, 2013
Results of Operations:
Total revenues	$24,504	$72,472
Net loss for the period	$(70,472)	$(83,950)
Basic & diluted net loss per share	$(4.33)	$(5.88)

Impairment Charge for the Three Months ended September 30, 2013

As a result of the drop in both the U3O8 spot and term prices from July 1, 2013 through September 30, 2013, and the Company’s expectation to place the Pinenut mine on stand-by in July 2014, the Company tested its plant, property and equipment for impairment and recognized an impairment loss of $60.26 million.

Financial and Operational Highlights for the Three Months ended September 30, 2013:

  Generated cash flow from operations of $5.05 million and $7.03 million for the 3 and 12 months ended September 30, 2013 respectively
  Sold 256,667 pounds of U3O8, pursuant to term contracts at an average realized price of $55.83 per pound.
  Sold an additional 200,000 pounds of U3O8 to an existing term contract customer at an average price of $40.25 per pound. This sale was completed at a premium to the spot market at the time, as the Company provided the customer with a discount on portions of its long-term contract deliveries in the years 2015 through 2017.
  Sold 156,447 pounds of V2O5 at an average realized price of $5.53 per pound, and 105,232 pounds of ferro vanadium at an average price of $11.40 per pound.
  Production at the White Mesa Mill totaled 180,000 pounds of U3O8, all of which was sourced from alternate feed materials. There was no production of V2O5.
  As of September 30, 2013, the Company had working capital of $32.5 million, including cash and cash equivalents of $12.4 million, trade and other receivables of $9.8 million, marketable securities of $0.3 million and 426,000 pounds of uranium concentrate inventory which, based on spot market prices as of September 30, 2013, had a market value of $14.9 million (although the Company has no intention of selling such uranium concentrates on the spot market). These working capital and cash amounts do not include the proceeds of the bought deal common share offering completed on October 16, 2013 (see Corporate Highlights since the End of the Three Months ended September 30, 2013).

Corporate Highlights for the Three Months ended September 30, 2013:

On August 30, 2013, Energy Fuels acquired, by way of a plan of arrangement (the “Arrangement”), all of the issued and outstanding shares of Strathmore Minerals Corp. (“Strathmore”). Under the Arrangement, Strathmore shareholders received 1.47 common shares (0.0294 common shares on a post-consolidation basis) of Energy Fuels for each common share of Strathmore held. In total, Energy Fuels issued 186,420,938 common shares under the Arrangement (3,728,419 common shares on a post-consolidation basis). Through its acquisition of Strathmore, Energy Fuels acquired a number of mineral properties, including a 60% interest in the Roca Honda uranium project in New Mexico, one of the largest and highest grade uranium development projects in the U.S. The Company believes that significant synergies could be achieved by shipping Roca Honda’s O8 resources to the Company’s White Mesa Mill. Sumitomo Corporation of Japan holds the other 40% interest in Roca Honda. The Company also acquired the Gas Hills uranium project in Wyoming, which was previously being developed in a strategic venture with Korea Electric Power Corporation. Energy Fuels believes that synergies can be achieved by combining aspects of the Gas Hills Project with the Company’s Sheep Mountain Project, located only 28-miles away. In addition, the Company acquired the Juniper Ridge uranium project in Wyoming. The Company is evaluating developing the Juniper Ridge Project as a stand-alone uranium project or as part of a regional uranium project with Sheep Mountain and/or Gas Hills.

Corporate Highlights since the End of the Three Months ended September 30, 2013:

  On October 16, 2013, the Company completed a bought deal public offering (the “Offering”) of 31,250,000 common shares (625,000 common shares on a post-consolidation basis) at a price of Cdn$0.16 (Cdn$8.00 on a post-consolidation basis) per share for aggregate gross proceeds of Cdn$5.0 million.
  In order to facilitate a listing of the Company’s common shares on a recognized US stock exchange, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation shares for each post-consolidation share. Approval of the consolidation was provided by the shareholders of the Company at a special meeting of shareholders held on October 30, 2013. The common shares of Energy Fuels began trading on the Toronto Stock Exchange on a post- consolidation basis on November 5, 2013.
  On November 4, 2013, the Company decided to place shaft-sinking activities on standby at the Canyon mine due to market conditions, and to simplify and lessen the expense of current litigation at the mine. As a result of this decision, the Company agreed to maintain such activities on standby until the earlier of a decision by the Arizona District Court on the merits of the current litigation or December 31, 2014.
  On November 5, 2013, the Company submitted an application to list its common shares on a recognized US stock exchange. The Company believes that such a listing will provide better access to US institutional and retail investors, increased trading liquidity in terms of value traded, decreased shareholder transaction costs, decreased share price volatility, and will highlight the Company’s strategic position within the United States.
  The Company changed its fiscal year end from September 30 to December 31, to better align its year- end with its major uranium customers, certain of its major subsidiaries and industry peers. The Company expects to report its annual results for the period beginning on October 1, 2012 and ending on December 31, 2013 (“FY-2013”) on or before March 31, 2014.

Energy Fuels’ Outlook for the Three Months Ended December 31, 2013 and the Fiscal Year Ended December 31, 2014 (“FY-2014”)

Since July 1, 2013, the spot price of uranium has dropped from $39.65 per lb. to its current price of $35.35 per lb., and the long term price has dropped from $57.00 per lb. to $50.00 per pound (see Market Outlook for the Three Months ended December 31, 2013 & FY-2014 below). Energy Fuels believes that the current price of U3O8 is below the average economic cost to produce U3O8 from currently operating uranium mines around the world, and is clearly well below the average economic cost to develop and produce from new uranium mines which will be required to fuel the projected growth in nuclear power plants globally. This drop in uranium prices has adversely impacted uranium production and development plans globally (as discussed below in the Market Outlook for the Three Months ended December 31, 2013 & FY-2014). As a result, Energy Fuels expects a very meaningful increase in the spot price in the future, since medium- to long term demand fundamentals remain strong, while the supply required to fulfill this demand is generally constrained in the current uranium price environment.

Energy Fuels has U3O8 term supply contracts in place with average realized sales prices projected to be $58.42 per pound U3O8 in FY-2014. This represents a 65% premium to the current spot price of $35.35 per pound. In addition, as of September 30, 2013, Energy Fuels holds 426,000 pounds of U3O8 in its inventory. The Company is also able to purchase U3O8 in the spot market for sale into one of these contracts, which, along with Energy Fuels’ significant U3O8 inventories, provides the Company with operational flexibility with respect to how it can meet its contract delivery requirements. The Company intends to make spot purchases for delivery under that contract, which will enable the Company to reduce its required near-term U3O8 production. This will allow the Company to place its Pinenut mine on stand-by in July 2014 and to discontinue current U3O8 production at the White Mesa Mill beginning in August 2014 until the latter half of 2015, at which time the Mill is expected to re-commence processing alternate feed materials.

This strategy of replacing produced U3O8 with purchased U3O8for deliveries under this particular contract creates value for Energy Fuels by positioning the Company to purchase U3O8 at prices lower than its production cost. This strategy will also extend the life of mine plan at the Pinenut mine into the future by preserving its U3O8 resources, reduce operational risk associated with production operations and enable the Company to implement significant cost cutting measures (see the Company’s updated outlook for the three months ended December 31, 2013 and FY-2014 for additional details on the Company’s production expectations).

At the same time, Energy Fuels will continue to position itself to realize the economic benefits of anticipated improvements in the price of U3O8, through select development and permitting expenditures and care and maintenance activities. Energy Fuels has a number of projects with large U3O8 resources including the Henry Mountains complex and the Roca Honda uranium project, which, in a higher U3O8 price environment, have the potential to provide large, base-load quantities of resources that could enable the White Mesa Mill to produce U3O8 with greater operating efficiency. In addition, the Company has extensive U3O8 resources in Wyoming for which it is evaluating a co-development strategy that it hopes will result in a second large, stand-alone production center. The Company intends to continue permitting activities on all of these projects.

As outlined below, Energy Fuels provides the following updated outlook for the three months ended December 31, 2013 and FY-2014. The Company intends to closely monitor U3O8 prices, and may change operating plans under actual or expected market conditions, as necessary. Accordingly, the outlook provided herein may differ materially from actual results:

  Uranium Sales for the three months ended December 31, 2013: The Company does not have any uranium deliveries scheduled during the three months ended December 31, 2013, and therefore does not expect any sales during the quarter.
  FY-2014 Uranium Sales: The Company forecasts FY-2014 sales to be approximately 800,000 pounds of U3O8, all of which will be sold into existing long-term contracts and of which 300,000 pounds is expected to be purchased in the spot market as opposed to being produced at the White Mesa Mill. Energy Fuels expects to earn an average realized price of $58.42 per pound of U3O8 during FY-2014. This average realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices as a result of minimum floor prices within the Company’s contract portfolio. Also, one contract has no ceiling price. The other two contracts have certain ceiling prices which begin to take effect if either the spot or long-term prices exceed $90.00 per pound for one of the contracts, and if the long term price exceeds $120.00 per pound for the other contract. This would allow the Company to capture a significant portion of any significant improvements in price over the remaining terms of these contracts.

  Production for the three months ended December 31, 2013: The Company expects to produce approximately 100,000 pounds of U3O8 during the three months ended December 31, 2013 from alternate feed sources.
  Production for FY-2014: The Company expects to produce approximately 400,000 to 500,000 pounds of U3O8 during FY-2014, from both conventional ore (250,000 to 350,000 pounds) and alternate feed sources (150,000 pounds). Conventional ore processing is expected to resume during the second quarter of FY-2014 to process ore mined through the middle of FY-2014 from the Arizona 1 and Pinenut mines.
  Mining Activities for the three months ended December 31, 2013: Mining at the Arizona 1 and Pinenut mines is expected to continue during the three months ended December 31, 2013.
  FY-2014 Mining Activities: Subject to the results of additional underground drilling, mining at the Arizona 1 mine is expected to cease in early FY-2014 due to the depletion of its known resources. Mining at the Pinenut mine is expected to continue into the middle of FY-2014, at which point the mine is expected to be placed on care and maintenance. Re-starting mining activities at Pinenut would be evaluated in the context of business and market conditions, including the U3O8 price environment.
  Project Development for the three months ended December 31, 2013: During the three months ended December 31, 2013, the Company expects permitting activities to total approximately $0.6 million, primarily at the Sheep Mountain, Roca Honda and Henry Mountains projects.
  FY-2014 Project Development: During FY-2014, the Company expects permitting activities to total approximately $1.3 million, primarily at the Sheep Mountain, Roca Honda and Henry Mountains projects.

Market Outlook for the Three Months ended December 31, 2013 & FY-2014:

Similar to recent quarters, near- to medium-term uncertainty continues to lead to weakness in the uranium market. As a result, contracted volumes have remained low with little impetus on buyers or sellers to enter into new transactions. According to price data from The Ux Consulting Company, LLC (“Ux”), the spot price of uranium dropped $4.65 per lb., from $39.65 per pound at the end of the prior quarter to $35.00 per pound on September 30, 2013. The Ux long-term price indicator dropped $7.00 per pound from $57.00 per pound to $50.00 per pound during the same period. The current Ux spot and long-term prices are $35.35 and $50.00, respectively. The continued shutdown of Japanese reactors, operational issues and scheduled shutdowns in Asia and the U.S., and the resulting build-up in inventories are largely responsible for the continued market weakness.

The Company continues to believe that the anticipated restart of the Japanese reactors will be an important catalyst to the market. To date, five utilities have applied to the Japanese Regulatory Authority for the restart of fourteen reactors. However until these (or other) catalysts occur, uranium markets will remain uncertain.

In spite of the current uncertainty, long-term demand fundamentals in the uranium sector remain strong. In fact, the fundamentals may be slightly stronger than in the previous quarter. The World Nuclear Association now reports that there are 70 nuclear reactors under construction in 13 countries, led by China with 30 units under construction. The 70 reactors under construction represent an increase of two units from the prior quarter. In addition, there are 487 nuclear reactors planned or proposed around the World. This represents an increase of nine units from the prior quarter. The 70 reactors under construction are expected to require over 100 million pounds of U3O8 for initial cores and an additional 35 million pounds of U3O8 annually once they are in operation.

Although long-term fundamentals remain strong, Energy Fuels believes near-to medium- term uncertainty could lead to continued sluggishness in the uranium market. Yet, recently announced production decreases and project deferrals may provide further impetus for improvements in the price of uranium. Energy Fuels recently announced the deferral of development at the Canyon Mine in Arizona, in addition to the planned deferral of production at the Pinenut mine beginning in the latter half of FY-2014 mentioned above. Uranium Energy Corp. recently announced its intent to reduce mining operations at its Palangana ISR uranium project in south Texas. Kazatomprom has announced that it will halt plans to expand uranium production in Kazakhstan, and is projecting that annual output from its Kazakh operations may experience uranium output reductions in 2014, the first such reduction since expansion began earlier in the decade. Russia’s Atomredmetzoloto, including its wholly-owned Uranium One division, recently announced that the Honeymoon project in Australia will be placed on care and maintenance. In addition, they recently announced that they have ceased well-field development at their Willow Creek project in Wyoming, and it has been reported that they are ceasing all investment in new projects in Russia and abroad and are placing a number of projects on standby. Many analysts believe a number of other projects around the World are likely operating at a loss in the current market environment. Energy Fuels expects additional project cancellations and deferrals may be announced in the coming months. However, as Japan begins to restart their reactor fleet and new nuclear units come online worldwide, the supply of uranium for new and existing nuclear units may become less certain, providing additional stimulus to potential increases in the price of uranium.

Energy Fuels believes it is well positioned to respond to improved uranium prices and to execute the Company’s business plan.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, expected to supply approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the OTCQX under the trading symbol “EFRFD”.

Cautionary Note Regarding Forward-Looking Statements:This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com, and may also include the possibility that the listing on the recognized U.S. stock exchange is not approved. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com